Filed by Keen Vision Acquisition Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934, as amended

Subject Companies: Keen Vision Acquisition Corporation

(File No. 001-41753)

Medera Announces Publication of Study Utilizing Machine Learning to Enhance Next-Generation Drug Screening with Human mini-Heart Technology

●	Traditional methods for evaluating therapeutic efficacy and cardiotoxicity often lead to high failure rates during clinical trials, resulting in significant development costs

●	Human-specific diseases cannot be accurately modeled by animals, leading to limited medical options or advancements

●	This new study leverages the capabilities of artificial intelligence (AI) and machine learning (ML) to address the challenge of achieving automated and comprehensive “smart” drug screening using Medera’s mini-Heart technology platform

●	Innovative AI/ML-based model combines data from multiple human mini-Heart screening assays and takes advantage of the complementary strengths to achieve superior next-generation drug classification capabilities

●	The unique combination of AI/ML and human mini-Hearts can accelerate drug discovery, clinical translation and precision medicine by improving screening efficiency, reducing costs, enhancing safety and creating new opportunities for patient benefits

SUMMIT, N.J. and BOSTON, Mass., Oct. 31, 2024 /PRNewswire/ -- Medera Inc. (“Medera”), a clinical-stage biotechnology company focused on targeting difficult-to-treat cardiovascular diseases using a range of next-generation gene- and cell-based approaches, announced today the publication of a new study in the peer-reviewed journal Pharmacological Research (volume 209). This study, entitled “Enhanced Drug Classification Using Machine Learning with Multiplexed Cardiac Contractility Assays,” demonstrates how Novoheart, Medera’s wholly-owned preclinical subsidiary focused on human cardiovascular disease modeling for drug discovery, is leveraging AI and ML to improve next-generation drug screening processes.

The present work aims to address a long-standing challenge in the pharmaceutical industry: accurately screening and classifying drug candidates for their effects on human heart function. By applying AI-driven automation, the objective is to enhance the success rates of future clinical trials and ultimately improve patient benefits by modernizing the drug development process.

Traditional methods for evaluating therapeutic efficacy and cardiotoxicity often lead to high failure rates (over 90%) during clinical trials, resulting in development costs that can exceed $2 billion per drug on average. Furthermore, human-specific diseases cannot be accurately modeled by animals, leading to limited medical options or advancements. Novoheart’s present study demonstrates a novel approach utilizing AI/ML combined with comprehensive functional data from its various human mini-Heart assays, engineered from human pluripotent stem cell-derived cardiomyocytes, to create a more predictive and automated preclinical model of human cardiac responses.  This innovative approach improves the accuracy of drug screening, promising to increase efficiency, reduce costs, and enhance safety of developing new drugs, thereby creating opportunities for drug developers and improving outcomes for patients.

By testing three distinct proprietary engineered human mini-Heart assays, including our flagship human-heart-in-a-jar, specialized for measuring different cardiac characteristics, with a library of known compounds spanning a range of drug classes, the Novoheart research team generated a robust dataset encompassing electrophysiology and contractility parameters. The resulting ensemble AI-based algorithm achieved an impressive 86.2% predictive accuracy in classifying the effects of unknown compounds, surpassing prior ML methods for drug classification.  This study is an expansion of the Company’s patent-pending, single-assay ML technology as previously published.

“By harnessing the power of machine learning in our suite of human-based mini-Heart assays, we are advancing the frontiers of preclinical drug development,” stated Kevin Costa, Ph.D., Novoheart’s Chief Scientific Officer and co-founder. “This innovation simplifies and improves the cardiac screening process for both our internal teams, partners and clients utilizing Novoheart’s technology.”

“This innovative approach clearly outperforms traditional single-assay models and aligns with the objectives advocated in the FDA Modernization Act 2.0,” stated Ronald Li, Ph.D., Medera’s CEO and Founder. “The unique combination of AI/ML with human mini-Hearts can significantly accelerate drug discovery and screening, reduce costs, and improve precision by automating the analysis of very complex biological data. It can minimize the need for animal testing and enhance predictive toxicology, reducing the risk of late-stage failures, thereby increasing successes for drug developers and maximizing benefits for patients. Such a human-based AI approach also promotes precision medicine (by taking into consideration different genetic backgrounds or disease mutations) and optimization of formulations, leading to more effective and marketable therapies and improving patient safety throughout the drug development process.”

This AI/ML-based automation will be made commercially available via Novoheart’s software and hardware platforms. Please direct any inquiries to sales@novoheart.com.

On September 5, 2024, Medera and  Keen Vision Acquisition Corporation (“KVAC”) (Nasdaq: KVAC, KVACW), announced they had entered into a definitive merger agreement.

About Medera

Medera (www.medera.bio) is a clinical-stage biopharmaceutical company focused on targeting difficult-to-treat or currently incurable diseases with significant unmet needs, utilizing next-generation gene and cell-based approaches in combination with bioengineered human-based technology (including the mini-Heart platform). Medera operates via the two preclinical and clinical business units, Novoheart and Sardocor, respectively.

Novoheart capitalizes on the world’s first and award-winning “mini-Heart” Technology for revolutionary disease modelling and drug discovery, uniquely enabling the modelling of human-specific diseases and discovery of therapeutic candidates free from species-specific differences in accordance to the FDA Modernization Act 2.0. Novoheart’s versatile technology platform provides a range of state-of-the-art automation hardware and software as well as screening services, for human-specific disease modelling, therapeutic target discovery and validation, drug toxicity and efficacy screening, and dosage optimization carried out in the context of healthy and/or diseased human heart chambers and tissues. Global pharmaceutical and academic leaders are using Novoheart’s technology platform their drug discovery and development purposes. The Novoheart platform has facilitated and accelerated the development of Sardocor’s lead therapeutic candidates that are currently in clinical trials.

Sardocor is dedicated to the clinical development of novel next-generation therapies for Medera. Leveraging Novoheart’s human-based drug discovery and validation platforms, Sardocor aims to expedite drug development and regulatory timelines for its gene and cell therapy pipeline. Sardocor has received Investigational New Drug (IND) clearances from the FDA for three ongoing AAV-based cardiac gene therapy clinical trials targeting Heart Failure with Reduced Ejection Fraction (HFrEF), Heart Failure with Preserved Ejection Fraction (HFpEF) with the Fast Track Designation, and Duchenne Muscular Dystrophy-induced Cardiomyopathy (DMD-CM) with the Orphan Drug Designation. Additionally, Sardocor’s pipeline includes four preclinical gene therapy and three preclinical small molecule candidates targeting various cardiac, pulmonary, and vascular diseases.

About Keen Vision Acquisition Corporation

Keen Vision Acquisition Corp (“KVAC”), listed on Nasdaq, is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. KVAC is focused on biotechnology, consumer goods or agriculture opportunities, which are also evaluated on their sustainability, environmental, social, and corporate governance (“ESG”) imperatives. EF Hutton LLC and Brookline Capital Markets, a division of Arcadia Securities, LLC, are serving as Capital Markets Advisors for KVAC.

www.kv-ac.com

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, KVAC’s, Medera’s, or their respective management teams’ expectations concerning the outlook for their or Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of KVAC’s public shareholders, growth prospects and outlook of Medera’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera. Forward-looking statements also include statements regarding the expected benefits of the transactions contemplated by the merger (“Transaction”). The forward-looking statements are based on the current expectations of the respective management teams of Medera and KVAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities; (ii) the risk that the Transaction may not be completed by KVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVAC; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Merger Agreement by the shareholders of KVAC and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Transaction on Medera’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Medera or KVAC related to the Merger Agreement or the Transaction; (viii) failure to realize the anticipated benefits of the Transaction; (ix) the inability to maintain the listing of KVAC’s securities or to meet listing requirements and maintain the listing of Medera’s securities on Nasdaq; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Transaction, identify and realize additional opportunities, and manage its growth and expanding operations; (xi) risks related to Medera’s ability to develop, license or acquire new therapeutics; (xii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business; (xiv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xv) risks related to regulatory review, and approval and commercial development; (xvi) risks associated with intellectual property protection; (xvii) Medera’s limited operating history and risk that it may never successfully commercialise its products; (xviii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability; and (xix) the risk that additional financing in connection with the Transaction may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither KVAC nor Medera presently knows or that KVAC and Medera currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of KVAC’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the registration statement, which will include a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by KVAC from time to time. Medera and KVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. Neither Medera nor KVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Medera or KVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Transaction, in KVAC’s public filings with the SEC, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Transaction, KVAC and Medera filed a registration statement with the SEC, which  includes a prospectus with respect to the securities to be issued in connection with the Transaction and a proxy statement to be distributed to holders of KVAC’s common shares in connection with KVAC’s solicitation of proxies for the vote by KVAC’s shareholders with respect to the Transaction and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the registration statement effective, KVAC plans to mail copies to shareholders of KVAC as of a record date to be established for voting on the Transaction. This press release does not contain all the information that should be considered concerning the Transaction and is not a substitute for the registration statement, Proxy Statement or for any other document that KVAC may file with the SEC. Before making any investment or voting decision, investors and security holders of KVAC are urged to read the registration statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about, Medera, KVAC and the Transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by KVAC may be obtained free of charge from KVAC’s website at https://www.kv-ac.com or by directing a request to info@kv-ac.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

KVAC, Medera and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Transaction. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10-K filed with the SEC on March 29, 2024, which can be found at https://www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104-10k_keenvision.htm and registration statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transaction when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the Proxy Statement and other relevant materials when they are filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the Proxy Statement and other such documents carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.